Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On December 8, 2010, Southwest Airlines Co. participated in the 2010 Hudson Securities Airline Conference. A transcript of Southwest’s presentation is included below.

Thomson StreetEventsSM

Conference Call Transcript

LUV – Southwest Airlines at 2010 Hudson Securities Airline Conference

Event Date/Time: Dec 08, 2010 / 03:30PM GMT

CORPORATE PARTICIPANTS

Laura Wright

Southwest Airlines - CFO and SVP, Finance

CONFERENCE CALL PARTICIPANTS

Daniel McKenzie

Hudson Securities - Analyst

PRESENTATION

Daniel McKenzie - Hudson Securities - Analyst

Okay, once again, good morning, everybody. Sorry to keep you waiting.

We would like to get started again, and our next presenting airline is Southwest Airlines and presenting for Southwest is Laura Wright, Senior Vice President of Finance and Chief Financial Officer. Laura really needs no introduction, so I’m very happy just to turn over the podium to her.

Laura Wright - Southwest Airlines - CFO and SVP, Finance

Thank you, Dan, and good morning, everyone, including our webcast listeners. Last night as I was in my room thinking about what I wanted to talk about today, I was reflecting because just a year ago at this time, we were in the midst of completing our business plan for 2010. And when I look back to what we thought our outlook was for 2010 versus where we are today, it’s great to be standing up here and talking to you.

Before I get into the presentation, in order to provide what I believe is a more complete picture of Southwest’s results, I will be including non-GAAP results as part of my presentation. And for your convenience, a reconciliation of these results to our GAAP results is available on the last slide of this presentation and is also available on the investor relations section of our website at www.Southwest.com. This slide also includes a description of factors that could impact the forward-looking statements that I will make today.

Okay, so with that, let me talk about the first nine months of 2010. Our net income for the first nine months was $435 million or $0.58 per diluted share chair and these earnings have really been achieved through tremendous revenue growth.

Our unit revenues for the first nine months of 2010 are up 19.1% year over year and we achieved that through a record load factor. Our load factor for the first nine months is up 3.2 points to 78.8% and on top of that, we’ve had yields grow by 13.4%.

So overall a very, very strong revenue performance. On the cost side, our total unit costs excluding special items increased 12.2% year over year and that was driven largely by higher fuel prices. Our economic fuel price per gallon including taxes is up about 25% from a year ago to $2.36 per gallon.

If we exclude fuel and special items, our unit costs were up about 7% year over year in the first nine months and that’s on a capacity decline of about 1.1%. Third quarter was a very strong quarter for us.

In fact it was a record third-quarter net earnings. We earned $195 million excluding special items or $0.26 per diluted share and we set a bunch of all-time quarterly records.

Our passenger revenue total at $3 billion was a record, our operating revenues at $3.2 billion were a record. We had a record [in the nominal] passenger unit revenue and our nominal operating unit revenues. Our traffic for RPMs were a record level. Number of passengers in plane was a record and again, we had a record load factor of just shy of 81%.

The revenue results were really the combination of a lot of things that we have been doing. It’s really hard to kind of put a number to each of them because they’re very intermixed. Certainly what we’ve been doing in revenue in management to adjust to the economy and add new tools and techniques as well as some work in network planning on optimizing our schedule has represented a vast majority of our unit revenue increase.

But beyond that, we’ve had a lot of success with our other products. Business Select has produced $67 million in the first nine months of the year and year over year, our passengers in that category are up 20%.

Early Bird which is a product we just introduced in September of 2009 has produced $69 million and incremental revenues in the first nine months of the year and fortunately we’ve seen that as a product that really doesn’t complete with Business Select and we haven’t seen any degradation of our Business Select product.

And finally we introduced several other smaller products in 2009. It was our pet service AUM and accompanied minor product and overweight and third bags, and that’s produced about $37 million in the first nine months of 2010.

Turning to the balance sheet which is a subject that I care a lot about, it’s very, very strong. We’ve got $3.7 billion in unrestricted core cash and short-term investments. In addition to that, our $600 million line of credit is fully available and that’s been renewed through October of 2012.

Certainly this liquidity led us to the decision to acquire AirTran and to fund that acquisition with 50% cash. We retain our investment-grade credit rating by all three of our — the agencies and we’re currently forecasting our leverage including all of our off-balance-sheet aircraft leases to be around 40% by the end of this year.

In addition to that, we’ve got a lot of flexibility. We’ve got in the $7 billion range of unencumbered aircraft [to loan] and we’ve really reduced our capital spending commitments. For 2010 we’re expecting our CapEx to be less than $500 million. 2011 it’s going to grow to 800 million to $900 million.

Just to put that in perspective, first nine months of this year, our cash flow from operations before CapEx were about $1.3 billion. So again, the capital commitments that we have in front of us we believe are very modest.

So goals and accomplishments, I’m going to kind of go through the goals. We’ve laid these out before you guys many times.

But the goals that we set forth are to boost our operating revenues. We feel like we’ve been very successful on this front.

We’re not done, we know we have to do a lot more to deal with energy prices. We want to reduce our costs.

Certainly that’s probably the area where we have the most opportunity to improve. We want to maintain adequate cash reserves and we want to improve our profitability and achieve our long-term financial targets which is a 15% pretax return on invested capital.

So what have we done? On the revenue side, our passenger unit revenue performance for the first nine months of the year on a domestic basis is industry-leading and I’ve got some charts to show that.

We’ve also seen a significant market share shift as Southwest Airlines has a bigger piece of the domestic market share and we certainly attribute a large part of that to the success of our Bags Fly Free campaign. We’ve made significant advancements in revenue management and network optimization while also enhancing our customer service and our product offerings and we have been on a train of significant technology implementations over the past five years with several large systems implemented in 2010 and we have got another large one that will come on in 2011 which is our revamped frequent flyer system.

We’ve also opened five new cities, those being Minneapolis, St. Paul, New York La Guardia, Boston, Milwaukee; and Panama City Beach, Florida; and we have three new cities on the way for 2011 and we will begin service to two cities in South Carolina in March, Greenville/Spartanburg and Charleston. And we’re coming to Newark at the end of March. I’m very excited about that opportunity.

We’re also very pleased that for the first nine months of the year, we’ve also retained our number one ranking by the DOT in terms of customer service. So now I’m going to turn a little bit to the outlook on the revenue side.

In October we reported another record load factor. It was up 2.5 points and our traffic for RPMs were up 8.3% on a 5% capacity increase.

As we pointed out about a month ago, our October unit revenues, our passenger unit revenues were up about 11% year over year. This morning we reported our November traffic and we had strong results again.

Our load factor was another record, 80.06%. That was a 3.6 point jump from a year ago and our traffic, our RPMs are up almost 11% in November on a capacity increase just under 6%. Our November passenger unit revenues we reported as well this morning were up in the 7 to 8% range.

And as we stand here today, our bookings for December remained strong. And assuming that the traffic and revenue trends continue, we are expecting another solid revenue improvement in the fourth quarter.

On the cost side, excluding fuel and taxes, we continue to expect that our fourth quarter 2010 unit costs will increase year over year in the 6% range and our current expectation for — I think I should say fourth quarter 2010 economic fuel cost per gallon is going to be in the $2.50 per gallon range, and that’s really — on the call for the third quarter, our estimate was in the $2.45 to $2.50 range. Unfortunately we’ve seen energy prices continue to rise during that period and we’re now forecasting to be at the high end of that $2.50 for the quarter.

Here’s a look at our hedge portfolio. For the fourth quarter, I’ll spend just a little bit of time on it since we are substantially through the fourth quarter.

But we have about 40% of our volume that was hedged that provided protection up to $95 a barrel. That reduction declined in the $95 to $120 barrel range at 10%, and then we’ve got some catastrophic coverage above $120 with about 30% covered. At 2011 which is probably what you’re far more interested in, we’ve got about 60% of our volume hedged up to about $90 per barrel.

That dropped to about 55% in the 90 to 95 range, further drop to about 30% in the 95 to 105 and then we’ve got some catastrophic layers where it increases above 105. So we’ve got 55% of our volume hedged if prices are over 105.

What we have really been working to do with our hedging program is to provide protection, particularly catastrophic protection. But we’re really trying to manage the premium costs as well and that’s how you get the varying levels of protection we show here.

We’ve got very good stakes in the ground in terms of protection for the outer years. In 2012 we’ve got about 60% of our volume with some protection at varying price levels, about 50% in 2013 and about 45% in 2014. Our fourth-quarter premiums are expected to be in the $36 million range and we’re currently projecting our 2011 hedging premiums to be in the $150 million range.

Turning to capacity and fleet, our 2010 available seat miles or capacity will be essentially flat with last year. As you’ll remember, we were down significantly in the first quarter this year, over 6%, fairly flat with second quarter and we’ve had some growth here in the third and fourth quarter, up 3 and 5%.

We expect to end this year with 546 aircraft and we are currently expecting our first quarter 2011 capacity to be up in the 8% range and in the second quarter in the 5% range. So as you look to the first quarter of 2011, we are replacing some of the deep cuts that we made in the first quarter of 2010. Certainly our outlook a year ago was pretty negative and as we look at the demand that we have seen, we feel like some of that capacity can come back.

Revenue initiatives, we’re not done. Talked about all the things we’ve done and the revenues that we’ve gained, but we have got work underway to continue to grow revenues.

We still need to hit our return targets and to overcome fuel prices. So you should expect that we will continue to optimize the network.

Certainly we’re extremely excited about the launch of our revamped frequent flyer program which is set for 2011. So that’s one that you guys need to stay tuned for.

We continue to have projects underway in revenue management. We are in the process of installing WiFi on our fleets.

I think we’ll have close to 60 done by the end of this year. We started our international partnership with Volaris on December 1, so that’s up and running now. And we have got more phases of Southwest.com that are in the works as well.

So before I close and take questions, I thought I should — would give the group an update on where we stand with respect to our agreement to acquire and AirTran Holdings. We reported in a press release recently that we received a second request as expected from the DOJ.

So we are working on fulfilling their information needs. We filed our S-4 registration statement with the SEC. That was filed on November 19 a few weeks ago.

So now what remains is we need to have the AirTran shareholders’ approval, the [receipt] of the DOJ and other necessary clearances and just the customary closing conditions fulfilled. And at this point in time, we still expect that we will close in the first half of 2011. So with that, I am — the floor is open for questions.

QUESTION AND ANSWER

Daniel McKenzie - Hudson Securities - Analyst

Thanks very much, Laura. I’ll take the liberty of asking the first question here, following up on the AirTran merger. I know you are limited in perhaps what you can say.

But one striking feature about the merger is the difference in pricing between Southwest and AirTran. I would venture to say that AirTran’s fares probably are not sustainable at $92 in the third quarter and Southwest I think being closer to $132.

I know you were talking about lowering fares, but how do investors reconcile kind of the difference in pricing? It would seem to me that fares would need to go up.

Laura Wright - Southwest Airlines - CFO and SVP, Finance

No, I think that’s a good question because I think there is a misconception about the fare levels between Southwest and AirTran. When you look at our published average fare we report and O&D fare, origination/destination fare, if you look at the way that AirTran has historically published their average fare, it is an onboard fare.

So it only is a segment fare. So to really get lower fares, you really need to equalize those two. And if you look at the AirTran O&D fare, bag fees, change fees, I think you’re going to see our fares right on top of each other. Certainly if you go out market shop and look at comparable markets and look at the walk-up fares in the market, you’re going to find Southwest still continues to be the low-fare leader.

So I think there is a misnomer in terms of the difference in the fares. Certainly we expect the opportunities on the revenue side to be from an expanded network and ability to offer lots of new itineraries that don’t exist today.

If you look at the AirTran network in Atlanta, there’s a significant number of Southwest cities that AirTran does not serve. So we are very confident that as we connect Southwest service in cities we currently serve to Atlanta, you are going to see fares come down dramatically and actually expect to see some pretty good stimulation in those markets where prices are significantly higher. So we have got opportunities through the network, through frequent flyers, through cargo and really employing what we have been able to do through optimizing the schedule and revenue management techniques.

Daniel McKenzie - Hudson Securities - Analyst

Okay, very helpful. And I’ll take the liberty of asking a second question before turning it over.

Two critical issues for investors just in general are the volatility of fuel prices and the sustainability of revenues and it’s sort of my topic du jour today. But I appreciate the revenue perspective you gave this morning.

But there have been a number of fare increase attempts, a dozen or more over the past few months, and none of them had succeeded. From your view, is demand quite not strong enough to pass along those fare increases or is there any perspective you can share given that you are the pricing leader?

Laura Wright - Southwest Airlines - CFO and SVP, Finance

You know, I think if I look at what we have been able to achieve as an industry on revenues this year and if you just look at the average fare across the industry, it’s pretty remarkable. I think the revenue gains the industry has had this year when we’re still at 9.8% unemployment with business travel still significant way down.

It’s just a balance, Dan, and I’m not going to comment on any of the price increases because or the price attempts because we’re generally not a part of that. But the good news is loads are high and certainly that has allowed us to as an industry to move yields up to cover the higher cost levels. So we are just going to have to continue to work that.

But we still have a pretty fragile economic environment and we still don’t have business travel that’s fully recovered. So that’s the upside that we all have to look forward to.

Daniel McKenzie - Hudson Securities - Analyst

Understood, a traffic-led recovery. And then related to that, is there a capacity — pardon me — is there a jet fuel price or a fuel price where you feel you would need to revisit your 2011 capacity plans to defend your operating margins?

Laura Wright - Southwest Airlines - CFO and SVP, Finance

Well we — certainly, that’s one of the reasons that we felt it’s important to have a hedging program in place, so we can actually over the short period of time build a business plan with some certainty in what our prices are going to be. So if you look at our 2011 plan, we have got a 55% protection above 105. So that was certainly a level where we felt like we needed to have more protection as a Company and certainly you can see what we have done in 2012 and 2013 as well.

You know, when I look at where we are today, I think crude is going to average $79, $80 for the year. Three or four years ago, I don’t think any of us knew how we could make money at $80 per barrel.

So it’s been a pretty dramatic transformation to adjust the model to be profitable at the levels that we are. So to see the profits that are coming out at $80 I think is — shows great results. But as you know, as that $80 becomes $100, it’s another big hole that we have got to dig our way out of.

But you know, without giving a specific answer, I think you’re going to be — what you should expect is we’re going to do what we always have to do and what we have done over the last three or four years to adjust to changes in the environment. And certainly if energy prices hit a level that don’t make sense, we would of course have to look at capacity adjustments.

Daniel McKenzie - Hudson Securities - Analyst

Very good. Let me open it up to anybody who might have Q&A?

Unidentified Audience Member

Hi, Laura.

Laura Wright - Southwest Airlines - CFO and SVP, Finance

Hello.

Unidentified Audience Member

Just a couple questions. The capital spending budget for next year, how much of it is new aircraft and technology and whatever the other large categories would be?

And then in terms of the hedging, what sort of — what is your willingness to effectively spend money to ensure — give an oil price range? We’re not talking about $150 million for the year which is a big number. Is that likely to decline in the future or do you have some constraints you want to live with (inaudible)

Laura Wright - Southwest Airlines - CFO and SVP, Finance

So first question, capital spending budget next year, $800 million to $900 million. The majority of that is aircraft related.

So if you look at our order book beyond 2011, we’ve got additional aircraft. So I would roughly say in the two-thirds range at least is aircraft. The remainder would be technology and facilities as well. So that’s probably in the 200 to 250 range for technology and facilities.

In terms of hedging, that’s a great debate we have. We mentioned that our 2011 hedging expenses are expected to be about $150 million. Fuel cost is about a [$4 billion] depending on what market price you use. But for us it’s about a $4 billion annual spend.

And we have been circling around the 150-ish level in terms of something that we’re comfortable with and that’s pretty close to what you’re going to see — you’ve seen for us in 2010 and where we are in 2011. Now certainly depending on market conditions, we will make adjustments as we see necessary.

But we are and always have been willing to have a budget and put money aside to provide insurance protection. To Dan’s point, if energy prices — the problem with energy prices is they’re so volatile, and you can make a decision today and three months later it might not have been the right decision because the prices move around. So certainly hedging gives us the ability to manage our business in such a better way.

Unidentified Audience Member

To be clear on the capital spending — I’m sorry (inaudible) new capacity in the first and second quarters, does that include the (inaudible) from new aircraft deliveries or (inaudible)

Laura Wright - Southwest Airlines - CFO and SVP, Finance

You know, I think I apologize. We intend to end 2011 with flat feet. So we have [16 airplanes and 16 retirement]. So the capacity that we are bringing on in 2011 is through continued optimizations, so no additional metals.

Daniel McKenzie - Hudson Securities - Analyst

Laura, I guess maybe I could just follow up on that question. I’m wondering if you can help quantify or at least help us understand how meaningful the productivity is from capacity growth. As I look at capacity growth for 2011 for Southwest, it looks like it’s shaping up to be 5%, maybe even a little bit north of that. How does that — to what extent does that benefit your non-fuel CASM and the productivity?

Laura Wright - Southwest Airlines - CFO and SVP, Finance

While there’s no question that as we have reduced capacity over the last few years, that has been a significant contributor to the ex-fuel unit cost increases that we’ve seen. So certainly we love it if we can get better utilization of our aircraft and grow without adding aircraft because it does help us on the ex-fuel CASM side.

Now we can’t do that unless we can deploy that metal into markets where the revenue is going to exceed the incremental costs and that’s one of the things we’ve really seen change in our industry has been the mix between variable and fixed costs is reversed from what it was 20 years ago because of fuel. So certainly it will definitely provide us some opportunity there next year on the ex-fuel CASM with the — by growing without adding aircraft.

Daniel McKenzie - Hudson Securities - Analyst

Any last questions? Okay, we really need to end it there. Thank you so much, Laura.

Laura Wright - Southwest Airlines - CFO and SVP, Finance

Great, thank you, everyone.

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Important Information for Investors and Stockholders

The communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, as such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov/. Copies of the documents filed with the SEC by Southwest are available free of charge on Southwest’s website at http://www.southwest.com/ under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran are available free of charge on AirTran’s website at http://www.airtran.com/ under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, and include statements about, the Company’s expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “plans,” “believes,” “expects,” “anticipates,” “may,” “could,” “intends,” “goal,” “will,” and similar expressions and variations thereof. Specific forward looking statements include, without limitation, statements regarding (i) the Company’s financial goals and outlook; (ii) its capacity and fleet plans; (iii) its plans for managing risk associated with changing jet fuel prices and its related expectations; (iv) its revenue initiatives; and (v) its proposed acquisition of AirTran and related expectations. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, assumptions, and other factors that are difficult to predict. Therefore, actual results may differ materially from those expressed in or indicated by the Company’s forward-looking statements. Factors include, among others, (i) changes in the price of aircraft fuel, the impact of hedge accounting, and any changes to the Company’s fuel hedging strategies and positions; (ii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the Company’s services; (iii) the impact of fuel prices and economic conditions on the Company’s overall business plan and strategies; (iv) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; (v) the Company’s ability to timely and effectively prioritize its strategic initiatives and its related ability to timely implement, transition, and maintain the necessary information technology systems and infrastructure to support these initiatives; (vi) the impact of governmental regulations on the Company’s operations and costs; (vii) the possibility that the Company’s proposed acquisition of AirTran is delayed or does not close, including due to the inability of the Company and AirTran to obtain all approvals necessary or the failure of other closing conditions; and (viii) other factors, as described in the Company’s filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and under the heading “Forward-looking statements” in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010; June 30, 2010; and September 30, 2010.